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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

      Price III                   William                  S
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     c/o Texas Pacific Group
     301 Commerce Street, Suite 3300
--------------------------------------------------------------------------------
                                    (Street)

   Fort Worth                        Texas               76102
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Denbury Resources Inc. (DNR)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     3/6/2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.001 per share           11/22/2002(1) N/A         S       N/A     2,238,372   (D)    $9.50     6,483,066     I       Footnote (1)
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Common Stock, par value
$0.001 per share           11/22/2002(2) N/A         S       N/A     4,761,628   (D)    $9.50    13,791,248     I       Footnote (2)
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Common Stock, par value
$0.001 per share           12/18/2002(3) N/A         S       N/A      159,884    (D)    $9.50     6,323,182     I       Footnote (3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.001 per share           12/18/2002(4) N/A         S       N/A      340,116    (D)    $9.50    13,451,132     I       Footnote (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.001 per share            3/06/2003    N/A         S       N/A      799,419    (D)    $10.95    5,523,763     I       Footnote (5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.001 per share            3/06/2003    N/A         S       N/A    1,700,581    (D)    $10.95   11,750,551     I       Footnote (6)
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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

Potential persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          (Over)
                                                                  SEC 1474(9-02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:


 /s/ William S. Price                                        March 10, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
           William S. Price



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Continuation Sheet to Form 4

================================================================================
Name and Address of Reporting Person            William S. Price III
                                                c/o Texas Pacific Group
                                                301 Commerce Street, Suite 3300
                                                Fort Worth, TX 76102


Issuer Name and Ticker or                       Denbury Resources Inc.

Trading Symbol                                  DNR

Statement for Month/Day/Year                    3/06/2003
================================================================================

Explanation of Responses:

Footnotes and Explanation of Responses:

(1) Transaction was previously reported on a Form 4 filed with the Securities and Exchange Commission (the "SEC") by TPG Advisors, Inc. ("Advisors") on or about November 25, 2002.

(2) Transaction was previously reported on a Form 4 filed with the SEC by TPG Advisors II, Inc. ("Advisors II") on or about November 25, 2002.

(3) Transaction was previously reported on a Form 4 filed with the SEC by Advisors on or about December 18, 2002.

(4) Transaction was previously reported on a Form 4 filed with the SEC by Advisors II on or about December 18, 2002.

(5) William S. Price III ("Price") is a director, officer and shareholder of Advisors, which is the general partner of TPG GenPar, L.P. ("GenPar"), which in turn is the sole general partner of each of TPG Partners, L.P ("Partners") and TPG Parallel I, L.P. ("Parallel"), which are the direct beneficial owners of certain of the securities reported herein. Pursuant to Rule 16a-1(a)(2)(ii)(B) of the Securities Exchange Act of 1934, as amended (the "Act"), each of Price, Advisors and GenPar is deemed to be the beneficial owner of the shares of the Issuer beneficially owned by Partners and Parallel only to the extent of the greater of their respective direct or indirect interest in the profits or capital account of Partners and Parallel. Pursuant to Rule 16a-1(a)(4) under the Act, this filing shall not be deemed an admission that Price, Advisors or GenPar is, for purposes of
     Section 16 of the Act or otherwise, the beneficial owner of any securities owned by Partners or Parallel in excess of such amount.

(6) Price is also a director, officer and shareholder of Advisors II, which is the general partner of each of TPG 1999 Equity Partners II, L.P. ("Equity Partners") and TPG GenPar II, L.P. ("GenPar II"), which in turn is the sole general partner of each of TPG Partners II, L.P. ("Partners II"), TPG Parallel II, L.P. ("Parallel II") and TPG Investors II, L.P. ("Investors II", together with Equity Partners, Partners II and Parallel II, "TPG II Funds"), which are the direct beneficial owners of certain of the securities reported herein. Pursuant to Rule 16a-1(a)(2)(ii)(B) of the Act, each of Price, Advisors II and GenPar II is deemed to be the beneficial owner of the shares of the Issuer beneficially owned by TPG II Funds only to the extent of the greater of their direct or indirect interest in the profits or capital account of TPG II Funds. Pursuant to Rule 16a-1(a)(4) under the Act, this filing shall not be deemed an admission that Price, Advisors II or GenPar II is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any securities owned by such funds in excess of such amount.